NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

            AMEX : REX
                        TSX : VIR
ViRexx Medical Corp.                                                                                                                                                                                                                                                   For Immediate Release

VIREXX ANNOUNCES RIGHTS OFFERING TO SHAREHOLDERS

EDMONTON, ALBERTA – (MARKETWIRE)—March 31, 2008 – ViRexx Medical Corp. (“ViRexx” or the “Corporation”) today announced that it has filed a preliminary short form prospectus in each of the Provinces of Canada.

Under the rights offering, holders of common shares of the Corporation as of the record date (to be established) will receive one right for each common share held as of the record date.  Each right will entitle the holder thereof to purchase one common share in the capital of the Corporation at a price equal to the weighted average of the closing prices of the Corporation’s common shares on the TSX for each of the trading days on which there was a closing price during the three trading days immediately preceding the date of the final prospectus in respect of the rights offering, less a discount of 25%.  If all of the rights are exercised, the Corporation will issue an aggregate of 72,760,717 common shares.  The record date, expiry of the offering and issue price of the common shares will be determined at the time of filing the final short form prospectus in respect of the offering.  The Corporation anticipates that it will raise a minimum of CA$5 million under the rights offering.  The net proceeds from the offering will be used by the Corporation to fund capital, operating and product development expenditures.

The rights offering will include an additional subscription privilege under which holders of rights who fully exercise their rights will be entitled to subscribe for additional common shares, if available, that were not otherwise subscribed for in the rights offering.

The Corporation has executed an engagement letter with Desjardins Securities Inc. who has agreed to act as the dealer manager with respect to the rights offering.

The Corporation is in discussion with certain shareholders of the Corporation to enter into Standby Purchase Agreements under which shareholders who sign such agreements would agree to exercise all of their rights and to purchase additional shares under the additional subscription privilege, among other things.  Management of the Corporation expects that Standby Purchase Agreements will be executed prior to completion of the rights offering; however, to date, no Standby Purchase Agreements have been executed and there is no guarantee that any Standby Purchase Agreements will be executed.

The rights offering and the issuance of securities under the Standby Purchase Agreements are subject to regulatory approval, including that of the Toronto Stock Exchange.

The rights will also be distributed to shareholders of ViRexx in the United States and the common shares issuable upon the exercise of such rights are intended to be registered under a Form F-7 pursuant to the U.S. Securities Act of 1933.  ViRexx does not intend to register the rights themselves under the U.S. Securities Act, which will not transferable within the United States or to U.S. Persons.

This press release is not an offer of securities for sale in the United States.   Such securities may not be offered or sold in the United States absent registration under the U.S. Securities Act or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer that will contain detailed information about the Corporation and management, as well as financial statements.

For further information with respect to the rights offering, please contact the Corporation at investor@virexx.com.   Additional information with respect to the Corporation, including a copy of the preliminary prospectus for the rights offering, can be found on the Corporation’s website at www.virex.com.

Safe Harbor Statement
Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Corporation’s future outlook and anticipated events, the Corporation’s business, its operations, its financial condition or its results. Particularly, statements about the Corporation’s objectives and strategies to achieve those objectives, are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward-looking statements include unknown risks and uncertainties, including the results of the rights offering by the Corporation and the Standby Purchase Agreements, the terms to possible amendments to covenants with the Corporation’s lenders, disruption of normal management and business operations as a result of these activities, reliance on key personnel who may separate from the Corporation due to general attrition or due to uncertainties created by these activities, whether a new chief executive officer will be identified and appointed, and such other matters as contained in the Corporation's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Corporation may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

About ViRexx Medical Corp.
ViRexx is a Canadian-based development-stage biotech Corporation focused on developing innovative targeted therapeutic products that offer better quality of life and a renewed hope for living.  Our platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

For more information, please contact:

Darrell Elliott Chairman and Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com	Brent Johnston Chief Financial Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com	Erich Bam Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com